Exhibit 4.3

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

As used in this management’s discussion and analysis (“MD&A”), unless the context indicates or requires otherwise, all references to the “Company”, “Lightspeed”, “we”, “us” or “our” refer to Lightspeed POS Inc. together with our subsidiaries, on a consolidated basis as constituted on March 31, 2020.

This MD&A dated May 21, 2020, for the three months ended March 31, 2020, and 2019 and the years ended March 31, 2020 (“Fiscal 2020”) and 2019 (“Fiscal 2019”) should be read in conjunction with the Company’s audited annual consolidated financial statements and the notes related thereto for the years ended March 31, 2020, and 2019, included elsewhere in this annual report. This MD&A is presented as of the date of this annual report and is current to that date unless otherwise stated. The financial information presented in this MD&A is derived from the Company’s audited annual consolidated financial statements for Fiscal 2020 and Fiscal 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts are in U.S. dollars except where otherwise indicated.

Forward-looking information

This MD&A contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate and the impact of the COVID-19 pandemic declared by the World Health Organization on March 11, 2020 (the “COVID-19 Pandemic”) thereon is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “targets”, “expects” or “does not expect”, “is expected”, “an opportunity exists”, “budget”, “scheduled”, “estimates”, “outlook”, “forecasts”, “projection”, “prospects”, “strategy”, “intends”, “anticipates”, “does not anticipate”, “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, “will be taken”, “occur” or “be achieved”, the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

This forward-looking information includes, among other things, statements relating to: expectations regarding industry trends; our growth rates and growth strategies; addressable markets for our solutions; the achievement of advances in and expansion of our platforms; expectations regarding our revenue and the revenue generation potential of our payment-related and other solutions; our business plans and strategies; and our competitive position in our industry.

This forward-looking information and other forward-looking information is based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Certain assumptions in respect of our ability to build our market share and enter new markets and industry verticals; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to execute on our expansion plans; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; and the changes in laws, rules, regulations, and global standards are material factors made in preparing forward-looking information and management’s expectations.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in the “Summary of Factors Affecting our Performance” section of this MD&A and in the “Risk Factors” section of our Annual Information Form dated May 21, 2020, which is available under our profile on SEDAR at www.sedar.com.

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If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information. The opinions, estimates or assumptions referred to above and described in greater detail in “Summary of Factors Affecting our Performance” should be considered carefully by prospective investors.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward- looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this MD&A represents our expectations as of the date of hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws.

All of the forward-looking information contained in this MD&A is expressly qualified by the foregoing cautionary statements.

This MD&A includes certain trademarks, such as “Lightspeed”, “Flame Design”, “Show & Tell”, “Lightspeed Cloud”, “Lightspeed Pro”, “Kounta”, “Gastrofix” and “Pepperkorn”, which are protected under applicable intellectual property laws and are our property. Solely for convenience, our trademarks and trade names referred to in this MD&A may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks and trade names.

Additional information relating to Lightspeed, including our most recently completed Annual Information Form, can be found on SEDAR at www.sedar.com.

COVID-19

On March 11, 2020, the World Health Organization declared COVID-19 a pandemic as a result of the rapidly spreading corona virus. Subsequently, all of the jurisdictions in which Lightspeed has significant operations imposed increasingly strict measures in an attempt to slow the transmission of the virus, including travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, and physical distancing practices. Our teams quickly pivoted to helping customers navigate this uncertain time. We focused the majority of our resources on our existing customers to help them find government relief programs, to share best practices and to support their adoption of new business strategies by leveraging our omni-channel tools and capabilities. We implemented temporary measures, making our eCommerce platform available for free, enlisting partners to help our restaurants leverage a home delivery platform for free, and making Lightspeed Payments available at no-margin pricing to help our customers save money and streamline.

The health and safety of our employees is critically important to us during this time. We quickly enforced a work from home policy for our employees around the globe. This was something we were well suited to do given the modern tools we use to run our business and the virtual customer engagement model we already had in place. We have maintained, and are committed to maintaining continuity of services to our customers globally, we have implemented several preventative measures to protect the health and safety of our employees, and we continue to refine our work processes to adapt to these unprecedented circumstances.

There continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic and the possibility of a recurrence, making it impossible to forecast the impact on the Company’s business and operations, both in the short term and in the long term.

Despite the present risks and uncertainties, we believe the impact of COVID-19 will drive even more of our end market to move away from legacy systems, and adopt cloud-based solutions and omni-channel strategies as they adjust to changing regulations and consumer behaviours. Lightspeed believes it is well-positioned to capitalize on this opportunity. The Company will also continue to leverage its privileged position at the point of sale to seize upon the Lightspeed Payments opportunity.

We are continuing to monitor the impact of COVID-19 on our business, financial condition and operations, as further discussed below. Refer to the section of this MD&A entitled “Summary of Factors Affecting Our Performance” for a discussion about the risks associated with seasonality and business continuity.

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Overview

Lightspeed provides easy-to-use, omni-channel commerce-enabling SaaS platforms. Our software platforms provide our customers with the critical functionality they need to engage with consumers, manage their operations, accept payments, and grow their business. We operate globally in over 100 countries, empowering single- and multi-location small and medium-sized businesses (“SMBs”) to compete successfully in an omni-channel market environment by engaging with consumers across online, mobile, social, and physical channels. We believe that our platforms are essential to our customers’ ability to run and grow their business. As a result, most of our revenue is recurring and we have a strong track-record of growing revenue per customer over time.

Our cloud platforms are designed around three interrelated elements: front-end consumer experience, back-end operations management to improve our customers’ efficiency and insight, and the facilitation of payments. Key functionalities of our platforms include full omni-channel capabilities, point of sale (“POS”), product and menu management, inventory management, analytics and reporting, multi-location connectivity, loyalty and customer management. Our position at the point of commerce puts us in a privileged position for payment processing and allows us to collect transaction-related data insights. Lightspeed Payments, our payment processing solution, is currently available to North American retail customers and we have begun offering it to U.S. hospitality customers as well. We believe that the broader rollout of Lightspeed Payments will further align us with our customers’ success and represents a significant growth opportunity for our Company.

We sell our platform primarily through our direct sales force in North America, Europe and Australia, supplemented by indirect channels in other countries around the world. Our platform is well-suited for various types of SMBs, particularly single and multi-location retailers with complex operations, such as those with a high product count, diverse inventory needs or a service component, golf course operators and hospitality customers ranging from quick service and festivals to hotels and fine dining establishments. On average, the customers we serve generate Gross Transaction Volume (as defined herein) in excess of $600,000 annually, which is reflective of the success of their businesses. Our customers generate monthly ARPU (as defined herein) of approximately $230 per customer ($145 on a customer location basis) in Fiscal 2020 and collectively represented 76,500 Customer Locations in approximately 100 countries. With respect to eligible new customers, greater than 60% purchased Lightspeed Payments in conjunction with purchasing their Lightspeed software during the fourth quarter of Fiscal 2020. For Fiscal 2020, our cloud-based SaaS platform processed GTV of $22.3 billion, which represents growth of 54% relative to GTV of $14.5 billion processed in Fiscal 2019.

We generate revenue primarily from the sale of cloud-based software subscription licenses and other recurring revenue sources including payments solutions for both retail and hospitality segments. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans vary from monthly plans to one-year and multi-year terms, with the majority of our Customer Locations contracted for at least 12 months as of March 31, 2020. In addition, our software is integrated with certain third parties that enable electronic payment processing and as part of integrating with these payment processors, we have entered into revenue share agreements with each of them. In the last quarter of Fiscal 2019, we launched Lightspeed Payments, our in-house payment processing solution, which provides our customers with full visibility into the final steps of their sale process. Our latest pricing plans, which rolled out in the third quarter of Fiscal 2020, are designed to encourage adoption of Lightspeed Payments. With this change we have become more accommodating of monthly payment plans for our customers who also sign up for Lightspeed Payments. In Fiscal 2020, software and payments revenue accounted for 89% of our total revenues compared to 88% in Fiscal 2019.

In addition, we offer a variety of hardware and other services to provide value-added support to our merchants and supplement our software and payments revenue solutions. These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. In Fiscal 2020, this revenue accounted for 11% of our total revenues (12% in Fiscal 2019).

We believe we have a distinct leadership position in SMB commerce given our scale, breadth of capabilities, and diversity of customers. As a result, our business has grown significantly. Our total revenue has increased to $120.6 million in Fiscal 2020 from $77.5 million in Fiscal 2019, representing year-over-year growth of 56%. No customer represented more than 1% of our revenue in Fiscal 2020 or Fiscal 2019 or the three months ended March 31, 2020, and 2019.

Our business is growing rapidly and we plan to continue making investments to drive future growth. We believe that our future success depends on a number of factors, including our ability to expand our customer base, add more solutions to our platform increase revenue from existing customers, and our ability to selectively pursue acquisitions. As of March 31, 2020, approximately 40% of our customers (excluding customers acquired through the iKentoo S.A. (“iKentoo”), Kounta Holdings Pty Ltd (“Kounta”) and Gastrofix GmbH (“Gastrofix”) acquisitions) are paying for more than one Lightspeed product, up from approximately 33% a year ago. We view this as an important measure of our ability to grow our ARPU and drive further value to our customers, which in turn will improve retention rates. We achieved positive net dollar retention rates again in Fiscal 2020 as a result of expanded ARPU and our customer focused initiatives. We believe that we have significant opportunity to continue to expand ARPU and the number of customers adopting more Lightspeed products over time and that our continued investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our customers.

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We have not been profitable to date, and if we are unable to successfully implement our growth strategies, we may not be able to achieve profitability. In Fiscal 2020 and Fiscal 2019, we incurred an operating loss of $58.4 million and $23.2 million, respectively, and our operating cash outflow was $28.6 million and $7.6 million, respectively.

Key Performance Indicators

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. These key performance indicators are also used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use industry metrics in the evaluation of issuers. Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

Average Revenue Per User. “Average Revenue Per User” or “ARPU” represents the total software and payments revenue of the Company in the period divided by the number of unique customers, or by the number of Customer Locations, as the context dictates, of the Company in the period.

Customer Locations. “Customer Location” means a billing customer location for which the term of services has not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites. We believe that our ability to increase the number of Customer Locations served by our platforms is an indicator of our success in terms of market penetration and growth of our business. We have successfully demonstrated a history of growing both the number of our Customer Locations and GTV per Customer Location through the increased use of our platforms. At the end of Fiscal 2020 and Fiscal 2019, approximately 76,500 and over 49,000 Customer Locations were utilizing one of our platforms, respectively.

Gross Transaction Volume. “Gross Transaction Volume” or “GTV” means the total dollar value of transactions processed through our cloud-based SaaS platform in the period, net of refunds, inclusive of shipping and handling, duty and value-added taxes. We believe GTV is an indicator of the success of our Customer Locations and the strength of our platform. GTV does not represent revenue earned by us. For Fiscal 2020 and Fiscal 2019, GTV was $22.3 billion and $14.5 billion, respectively.

Net Dollar Retention Rate. We believe that our ability to retain and expand the revenue generated from our existing customers is an indicator of the long-term value of our customer relationships. We track our performance in this area by measuring our “Net Dollar Retention Rate”, which is calculated as of the end of each month by considering the cohort of customers on our commerce platforms as of the beginning of the month and dividing our subscription and payments revenue attributable to this cohort in the then-current month by total subscription and payments revenue attributable to this cohort in the immediately preceding month. For Fiscal 2020, we had Net Dollar Retention Rates in excess of 100% as calculated using an average of the monthly Net Dollar Retention Rates for those periods.

Non-IFRS Measures and Reconciliation of Non-IFRS Measures

The information presented within this MD&A includes certain financial measures such as “Adjusted EBITDA.” These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. These non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

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Adjusted EBITDA

Adjusted EBITDA is defined as net loss excluding interest, taxes, depreciation and amortization, or EBITDA, as adjusted for stock-based compensation and related expenses, fair value loss on Redeemable Preferred Shares, compensation expenses relating to acquisitions completed, foreign exchange gains and losses and transaction-related expenses. The following table reconciles Adjusted EBITDA to net loss for the periods indicated:

	Fiscal year ended March 31,		Three months ended March 31,
(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$
Net loss	(53,531)	(183,525)	(18,597)	(96,076)
Fair value loss on Redeemable Preferred Shares(1)	—	191,219	—	132,135
Stock-based compensation and related payroll taxes(2)	9,930	3,110	2,676	2,043
Depreciation and amortization(3)	13,467	4,537	5,631	1,064
Foreign exchange loss (gain)(4)	(395)	987	(300)	637
Interest income net of interest expense(3)	(1,766)	(181)	226	(81)
Acquisition-related compensation(5)	11,087	454	5,138	188
Transaction-related costs(6)	2,658	1,023	1,159	718
Income tax recovery	(3,110)	(30,729)	(2,111)	(44,773)
Adjusted EBITDA	(21,660)	(13,105)	(6,178)	(4,145)

(1)	This loss is with respect to the change in valuation of our Redeemable Preferred Shares from period to period, which is a non-cash item. Prior to the completion of our initial public offering on March 15, 2019, all of our Redeemable Preferred Shares were converted and the liability was reduced to $Nil with a corresponding increase in share capital. There will be no further impact on our results of operations from these shares.

(2)	These expenses represent non-cash expenditures recognized in connection with issued stock options and other awards under our stock option plans to our employees and directors as well as related payroll taxes given that they are directly attributable to stock-based compensation, are estimates and therefore subject to change. For the three months and fiscal year ended March 31, 2020, the stock-based compensation expense was $4,060 and $8,870 respectively (March 31, 2019 - $706 and $1,693) and the related payroll taxes were a recovery of $1,384 and an expense of $1,060 respectively (March 31, 2019 - expense of $1,337 and $1,417).

(3)	In connection with the adoption of IFRS 16 - Leases, on a modified retrospective basis, with no restatement of comparatives, for the three months ended March 31, 2020, net loss includes depreciation of $821 related to amortization of right-of-use assets, interest expense of $246 on lease liabilities, and excludes an amount of $954 relating to rent expense ($2,492, $852, and $2,894 respectively for the fiscal year ended March 31, 2020). Refer to “Critical Accounting Policies and Estimates” below for more details on the adoption of IFRS 16.

(4)	These non-cash losses (gains) relate to foreign exchange translation.

(5)	These costs represent a portion of the consideration paid to acquired businesses that is associated with the ongoing employment obligations for certain key employees of such acquired businesses.

(6)	These expenses relate to professional, legal, consulting and accounting fees relating to our initial public offering, our acquisitions, our secondary offering in August 2019 and our bought deal in February 2020 that would otherwise not have been incurred.

Outlook

Given the uncertainty surrounding the duration and magnitude of COVID-19, Lightspeed is declining to provide a financial outlook for Fiscal 2021 at this time. Further discussion on the subject is contained in the Company’s press release dated May 21,

2020 under the heading ‘Financial Outlook’. The press release is available on www.sedar.com.

Summary of Factors Affecting Our Performance

We believe that the growth and future success of our business depends on many factors, including those described below. While each of these factors presents significant opportunities for our business, they also pose important challenges, some of which are discussed below and in the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com.

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Market adoption of our platform

We intend to continue to drive adoption of our commerce-enabling platforms by scaling our solutions to meet the needs of both new and existing customers of all types and sizes. We believe that there is significant potential to increase penetration of our total addressable market and attract new customers. We plan to do this by further developing our products and services as well as continuing to invest in marketing strategies tailored to attract new businesses to our platforms, both in our existing geographies and new markets around the world. We also intend to selectively evaluate opportunities to offer our solutions to businesses operating in industry verticals that we do not currently serve. We plan to continue to invest in our platforms to expand our customer base and drive market adoption and our operating cash flows may fluctuate as we make these investments.

Customer adoption of Lightspeed Payments

In January 2019, we released our payment processing solution, Lightspeed Payments, to our U.S. retail customers, and we believe that Lightspeed Payments will become an increasingly important part of our business as we make it available to our broader customer base and across multiple geographies. Lightspeed Payments is designed to be transparent and easy to understand, and we have priced our solution at market competitive rates based on a percentage of GTV electronically processed through our platforms. As an increasing proportion of our revenue is generated from Lightspeed Payments, we believe that while our total revenues may grow significantly, our gross margins will decrease over time due to the lower gross margin profile of our payments revenue stream relative to the higher gross margin profile of our software subscription revenue stream. Lightspeed Payments has now begun an initial rollout to the Company’s Canadian retail customers and US hospitality customers.

Cross-selling and up-selling with existing customers

Our existing customers represent a significant opportunity to cross-sell and up-sell products and services with limited incremental sales and marketing expense. We use a “land and expand” approach, with many of our customers initially deploying one of our platforms for a specific use case. Once they realize the benefits and wide functionality of our platforms, they can expand the number of use cases including services such as Lightspeed Loyalty, Lightspeed Analytics and Lightspeed Payments. We plan to continually invest in product development, and in sales and marketing, to add more solutions to our platforms and to increase the usage and awareness of our solutions. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our comprehensive suite of our solutions.

Scaling our sales and marketing team

Our ability to achieve significant growth in future revenue will largely depend upon the effectiveness of our sales and marketing efforts, both domestically and internationally. The majority of our sales and marketing efforts are accomplished in-house, and we believe the strength of our sales and marketing team is critical to our success. We have invested and intend to continue to invest meaningfully in terms of expanding our sales force, and consequently, we anticipate that our headcount will continue to increase as a result of these investments.

International sales

We believe that global demand for our platform will continue to increase as SMBs seek out end-to-end solutions with omni-channel capabilities to enable their businesses to thrive and succeed in an increasingly complex operating environment. Accordingly, we believe there is a significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel and marketing, and to make selective acquisitions outside of North America to support our international growth.

Seasonality

We believe our transaction-based revenues will begin to represent an increasing proportion of our overall revenue mix over time as a result of the recent introduction of Lightspeed Payments, and we expect seasonality of our quarterly results to increase. While rapid growth in our subscription base and upsells to existing customers has largely mitigated seasonal trends in our revenues to date, we expect our transaction-based revenues will become increasingly correlated with respect to the GTV processed by our customers through our platforms.

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Foreign currency

Our presentation and functional currency is the U.S. dollar. We derive the largest portion of our revenues in U.S. dollars and a smaller proportion of our expenses in U.S. dollars. Our head office and a significant portion of our employees are located in Montréal, Canada, along with additional presence in Europe and Australia, and as such, a significant amount of our expenses are incurred in Canadian dollars and Euros with a smaller proportion of expenses incurred in Australian dollars, GBP, and Swiss Francs. As a result, our results of operations will be adversely impacted by a decrease in the value of the U.S. dollar relative to these currencies but primarily the Canadian dollar or the Euro. See the “Risk Factors” section of our most recent Annual Information Form, which can be found on SEDAR at www.sedar.com, for a discussion on exchange rate fluctuations.

Selective pursuit of acquisitions

We complement our organic growth strategies by taking a targeted and opportunistic approach to acquisitions. We identify possible acquisition targets with a view to accelerating our product roadmap, increasing our market penetration and creating value for our shareholders. Throughout our history, we have accrued significant sales and marketing expertise, which we leverage to facilitate our continued global expansion both organically and in integrating the companies we acquire.

Our Customer Location count increased to approximately 76,500 locations as at March 31, 2020, including Customer Locations added through our acquisition of Gastrofix in January 2020. Our Customer Locations are almost evenly balanced between North America and the rest of world. Additionally, these merchants are well balanced between retail and hospitality, representing approximately 55% and 45% of our total Customer Locations respectively. We believe that we remain well-positioned to continue to grow organically around the globe and to selectively pursue new acquisitions given our experience and scale. However, such acquisitions and investments could divert management’s attention, result in operating difficulties due to a lack of timely and proper integration, or otherwise disrupt our operations and adversely affect our business, operating results or financial position.

COVID-19 Pandemic

The COVID-19 Pandemic, the measures attempting to contain and mitigate the effects of the virus, including travel restrictions, self-isolation measures, mandatory closures of non-essential services and businesses, physical distancing practices, and the resulting effect on the operations of and spending by SMBs and on consumer spending have disrupted and will continue to disrupt our normal operations and impact our employees, vendors, partners, and our customers and their consumers. We have had to change some our business practices in response to the pandemic and we may be required by government authorities to, or determine it appropriate to, take further actions. However, there is no certainty that such measures will be sufficient to mitigate the direct and indirect effects of the virus and its impact on our business, financial condition and results of operations. Additionally, the impact of new solutions and initiatives we have launched or will launch in response to the COVID-19 Pandemic on our business, financial condition and results of operations is uncertain and we may be subject to additional risks in connection with such solutions and initiatives.

Many of the measures attempting to contain and mitigate the effect of the COVID-19 virus were implemented in March 2020, and thus have had a more limited impact on our results for the quarter ended March 31, 2020, and we expect to see more significant impacts in subsequent quarters. The degree to which COVID-19 will affect our business, operating results and financial condition will depend on future developments that are highly uncertain and cannot currently be predicted, including the duration and magnitude of the COVID-19 Pandemic, actions taken to contain the virus, the impact of the pandemic and related restrictions on economic activity and domestic and international trade, and the extent of the impact of these and other factors on our employees, partners and vendors and our customers and their consumers. The current global crisis has impacted and continues to impact our retail and hospitality customers, including their GTV, overall demand for our services, and anticipated churn rates due to business closures and temporary business shutdowns. It may also limit their ability to obtain inventory or ingredients and supplies, to generate sales, or to make timely payments to us. As we engage in customer-focused initiatives, such as subscription discounts and deferred payment arrangements, aimed at supporting our customers during the COVID-19 Pandemic, this is having and may continue to have a negative impact on revenue and cash flows. As long as social distancing measures persist, we expect this to continue to have a negative impact on our business, financial condition and results of operations.

COVID-19 has also caused heightened uncertainty in the global economy. If economic growth slows further or if a recession develops, consumers may not have the financial means to make purchases from our customers and may delay or reduce discretionary purchases, negatively impacting our customers (which are SMBs that are more susceptible than larger businesses to general economic conditions) and our results of operations. Uncertain and adverse economic conditions may also lead to increased refunds and chargebacks, which could adversely affect our business and may require us to recognize an impairment related to our assets in our financial statements.

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The COVID-19 Pandemic and related restrictions may also disrupt or delay the ability of employees to work because they become sick or are required to care for those who become sick, cause delays or disruptions in services provided by our vendors, increase our vulnerability and that of our partners and service providers to security breaches, denial of service attacks or other hacking or phishing attacks, or cause other unpredictable events. Additionally, although we have attempted to identify the COVID-19-related risks faced by our business, the uncertainty and lack of predictability around the COVID-19 Pandemic means there may be other risks not presently known to us or that we presently believe are not material that could also affect our business, financial condition and results of operations.

We cannot currently estimate the overall severity, extent or duration of any resulting adverse impact on our business, financial condition or results of operations from COVID-19, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us.

Key Components of Results of Operations

Revenues

Software and payments revenues

We principally generate subscription-based revenues through the sale of subscription licenses to our retail and restaurant software solutions and transaction-based revenues. We offer pricing plans designed to meet the needs of our current and prospective customers that enable Lightspeed solutions to scale with SMBs as they grow. Our subscription plans are sold as monthly, one-year or multi-year plans, with more than half of our Customer Locations contracted for at least 12 months. Where customers elect to pay their full contract upfront, a deferred revenue balance is created on our balance sheet. Subscription plans for our cloud-based solutions include maintenance and support. Customers purchase subscription plans directly from us or through our channel partners.

We also generate transaction-based revenues by providing our customers with the functionality to accept payments from consumers. Such revenues come in the form of payment processing fees and transaction fees and represent a percentage of GTV processed by our customers through our offered solutions. We have two sources of transaction-based revenues: our proprietary payments processing solution, Lightspeed Payments, and revenue sharing agreements with our integrated payment partners.

Lightspeed Payments allows our customers to accept electronic payments in-store, through connected terminals and online. Given its availability was largely limited to U.S. retail customers until we recently began offering it Canadian customers and U.S. hospitality customers, Lightspeed Payments represents only a nominal source of revenue to date. We believe it will become an increasingly important part of our business, as it is made available to our broader customer base. Offering a fully integrated payment functionality is highly complementary to the platforms we offer our customers today and will allow us to monetize a greater portion of the over $22.3 billion in GTV, which represents approximately 54% growth in total GTV over the past 12 months, processed on our cloud-based SaaS platforms over the last 12 months.

We also continue to support our legacy on-premise retail solution, which is downloaded by the customer and installed on the customer’s server. As we transition this small group of customers to our cloud platform, we expect revenue from our on-premise solution to decline.

In addition, we generate revenues through referral fees and revenue sharing agreements from our partners to whom we direct business or who sell their applications through our apps and themes marketplace. Pursuant to the terms of our agreements with these partners, these revenues can be recurring or non-recurring.

Hardware and other revenues

These revenues are generally one-time revenues associated with the sale of hardware with which our solutions integrate and the sale of professional services in support of the installation and implementation of our solutions. We generate revenues through the sale of POS peripheral hardware such as our customer facing display, receipt printers, cash drawers, payment terminals, servers, stands, bar-code scanners, and an assortment of accessories.

Although our software solutions are intended to be turnkey solutions that can be used by the customer as delivered, we provide professional services to our hospitality customers in some circumstances in the form of on-site installations and implementations. These implementation services are typically delivered through our internal integrations team or through a network of certified partners. Additionally, from time to time we earn one-time fees for integration work performed pursuant to certain strategic partnerships.

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Direct Cost of Revenues

Cost of software and payments revenue

Cost of software and payments revenue primarily includes employee expenses for the support team, direct costs related to our Lightspeed Payments business and costs associated with hosting infrastructure for our services. Significant expenses include data center capacity costs and other third party direct costs such as cloud infrastructure, including total salaries and benefits, stock-based compensation and related expenses, customer support and royalties. We expect that cost of software and payments revenue will increase on an absolute dollar basis and as a percentage of total revenues due to the lower gross margin profile of Lightspeed Payments relative to the higher gross margin profile of our software subscription revenue stream.

Cost of hardware and other revenue

Cost of these revenues primarily includes costs associated with our hardware solutions, such as the cost of acquiring the hardware inventory, including hardware purchase price, expenses associated with a third-party fulfillment company, shipping and handling and inventory adjustments, as well as expenses related to costs of implementation services provided to customers.

Operating Expenses

General and administrative

General and administrative expenses comprise employee expenses, including stock-based compensation and related expenses, for finance, accounting, legal, administrative, human resources, information technology as well as payment operations. These costs also include other professional fees, transaction-related fees related to the Company’s acquisitions, costs associated with internal systems and general corporate expenses. We expect that general and administrative expenses will increase on an absolute dollar basis as we incur the costs of compliance associated with being a public company, including increased accounting and legal expenses. In the longer term, however, we expect general and administrative expenses to decrease as a percentage of total revenues as we focus on processes, systems and controls to enable our internal support functions to scale with the growth of our business.

Research and development

Research and development expenses consist primarily of employee expenses, including stock-based compensation and related expenses, for product-related expenses including product management, core development, data, product design and development and other corporate overhead allocations. We continue to invest our research and development efforts on developing added features and solutions, as well as increasing the functionality and enhancing the ease of use of our platforms. Historically, these expenses have been reduced primarily by the Canadian Federal Scientific Research and Experimental Development Program and Tax Credit for the Development of e-business, or “SR&ED” and “e-business” tax credits respectively. As a public company, we are no longer eligible for federal refundable SR&ED tax credits, while e-business tax credits remain available. However, we remain eligible for non-refundable SR&ED credits under this program, which are eligible to reduce future income taxes payable. Given the Company’s recent losses in Canada, these credits have not been recognized. Upon recognition, they will reduce research and development expenses. Although not immediately, given that we are still scaling our technology group in line with anticipated growth, we expect research and development expenses to decline in proportion to total revenue as we achieve additional economies of scale from our expansion.

Sales and marketing

Sales and marketing expenses consist primarily of selling and marketing costs and employee expenses, including stock-based compensation and related expenses, for sales and business development, marketing as well as a small portion of onboarding for new customers. Other costs within sales and marketing include costs of acquisition of new customers, travel-related expenses and corporate overhead allocations. We plan to continue to expand sales and marketing efforts to attract new customers, retain existing customers and increase revenues from both new and existing customers. Over time, we expect sales and marketing expenses will decline as a percentage of total revenues as we achieve additional economies of scale from our expansion.

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Acquisition-related compensation

Acquisition-related compensation expenses represent the portion of the purchase price from acquisitions which is payable contingent upon ongoing employment obligations of certain key employees of the acquired businesses. This portion of the cost is amortized over the related service period for those key employees.

Other Expenses

Fair value loss on Redeemable Preferred Shares

These costs include costs with respect to the change in valuation of the Redeemable Preferred Shares from period to period. Immediately prior to the completion of the initial public offering of our shares on the Toronto Stock Exchange in March 2019, all of our Redeemable Preferred Shares were converted and the liability was reduced to $Nil with a corresponding increase in share capital. Following their conversion, the Redeemable Preferred Shares ceased to impact our results of operations.

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Results of Operations

The following table outlines our consolidated statements of loss for Fiscal 2020 and Fiscal 2019, and for the three months ended March 31, 2020, and 2019:

	Fiscal year ended March 31,		Three months ended March 31,
(In thousands of US dollars,
except per share data)	2020	2019	2020	2019
	$	$	$	$
Revenues
Software and payments	106,871	68,489	31,784	18,648
Hardware and other	13,766	8,962	4,487	2,637
	120,637	77,451	36,271	21,285
Direct cost of revenues
Software and payments	31,982	15,752	9,968	4,604
Hardware and other	11,217	7,821	3,627	2,358
	43,199	23,573	13,595	6,962
Gross profit	77,438	53,878	22,676	14,323
Operating expenses
General and administrative	24,486	13,790	7,350	4,793
Research and development	31,812	18,283	10,100	5,074
Sales and marketing	55,388	39,043	15,239	11,362
Depreciation of property and equipment	1,749	1,389	550	415
Depreciation of right-of-use assets	2,492	—	821	—
Foreign exchange loss (gain)	(395)	987	(300)	637
Acquisition-related compensation	11,087	454	5,138	188
Amortization of intangible assets	9,226	3,148	4,260	649
Total operating expenses	135,845	77,094	43,158	23,118

Operating loss	(58,407)	(23,216)	(20,482)	(8,795)
Fair value loss on Redeemable Preferred Shares	—	(191,219)	—	(132,135)
Interest income net of interest expense	1,766	181	(226)	81
Loss before income taxes	(56,641)	(214,254)	(20,708)	(140,849)
Income tax expense (recovery)
Current	49	59	(46)	64
Deferred	(3,159)	(30,788)	(2,065)	(44,837)
Total income tax expense (recovery)	(3,110)	(30,729)	(2,111)	(44,773)
Net loss	(53,531)	(183,525)	(18,597)	(96,076)
Loss per share – basic and diluted	(0.62)	(5.53)	(0.21)	(2.21)

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The following table outlines stock-based compensation and the related payroll taxes associated with these expenses included in the results of operations for Fiscal 2020 and Fiscal 2019 and the three months ended March 31, 2020, and 2019:

	Fiscal year ended March 31,		Three months ended March 31,
(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$
Direct cost of revenues	731	260	170	151
General and administrative	3,196	1,030	606	647
Research and development	3,101	245	1,400	350
Sales and marketing	2,902	1,575	500	895
Total stock-based compensation	9,930	3,110	2,676	2,043

For the three months and fiscal year ended March 31, 2020, the stock-based compensation expense was $4,060 and $8,870 respectively (March 31, 2019 - $706 and $1,693) and the related payroll taxes were a recovery of $1,384 and an expense of $1,060 respectively (March 31, 2019 - expense of $1,337 and $1,417).

Results of Operations for the Three Months Ended March 31, 2020, and 2019

Revenues

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Revenues
Software and payments	31,784	18,648	13,136	70.4
Hardware and other	4,487	2,637	1,850	70.2
Total revenues	36,271	21,285	14,986	70.4
Percentage of total revenues
Software and payments	87.6%	87.6%
Hardware and other	12.4%	12.4%
Total	100%	100%

Software and Payments Revenue

Software and payments revenue for the three months ended March 31, 2020 increased by $13.1 million or 70% as compared to the three months ended March 31, 2019. The increase was primarily due to growth in our subscription customer base including customers from the acquisitions of iKentoo, Kounta , as well as Gastrofix, which combined accounted for $5.1 million of software and payments revenue in the quarter. Also contributing to the increase were higher payments revenue from continued adoption of Lightspeed Payments and payment referral fees earned through our partners. GTV processed through our platforms grew from $3.5 billion for the three months ended March 31, 2019 to $6.1 billion for the three months ended March 31, 2020, evidencing increased use of our platforms. Customers adopting additional modules of our platforms also contributed to the increase in subscription license revenue in the period.

Hardware & Other Revenue

Hardware and other revenue for the three months ended March 31, 2020 increased by $1.9 million or 70% as compared to the three months ended March 31, 2019 due to the increase in sales of our hardware to new customers during the period as well as to the revenue contributions of iKentoo, Kounta, and Gastrofix in the quarter.

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Direct Cost of Revenues

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Direct cost of revenues
Software and payments	9,968	4,604	5,364	116.5
Hardware and other	3,627	2,358	1,269	53.8
Total costs of revenues	13,595	6,962	6,633	95.3
Percentage of revenue
Software and payments	31.4%	24.7%
Hardware and other	80.8%	89.4%
Total	37.5%	32.7%

Direct Cost of Software and Payments Revenue

Direct cost of software and payments revenue for the three months ended March 31, 2020 increased by $5.4 million or 117% as compared to the three months ended March 31, 2019. The increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platform, as well as an increase in our Lightspeed Payments customers which carry higher direct costs than our subscription business. Overall, direct cost of software and payments revenue as a percentage of revenue increased from 25% to 31% for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019.

Direct Cost of Hardware and Other Revenue

Direct cost of hardware and other revenue for the three months ended March 31, 2020 increased by $1.3 million or 54% as compared to the three months ended March 31, 2019. The increase was primarily due to an increase in sales of our hardware to new customers during the period.

Gross Profit

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Gross profit	22,676	14,323	8,353	58.3
Percentage of total revenues	62.5%	67.3%

Gross profit for the three months ended March 31, 2020 increased by $8.4 million or 58% compared to the three months ended March 31, 2019. The increase was primarily due to growth in our software and payments revenue as a result of increased Customer Locations using our platform and increased GTV processed through our platforms. A higher mix of Lightspeed Payments revenue in the three months ended March 31, 2020 as compared to the three months ended March 31, 2019 reduced gross profit as a percentage of revenue.

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Operating Expenses

General and Administrative

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
General and administrative	7,350	4,793	2,557	53.3
Percentage of total revenues	20.3%	22.5%

General and administrative expenses for the three months ended March 31, 2020 increased by $2.6 million compared to the three months ended March 31, 2019. Included in general and administrative expense for the three months ended March 31, 2020 is $0.6 million of stock-based compensation expense compared to $0.6 million for the three months ended March 31, 2019. The overall increase was primarily due to growth in our headcount of $1.9 million, including $1.1 million of costs arising from the acquisition of iKentoo, Kounta, and Gastrofix. In addition, $1.2 million was due to the increase in the provision for bad debt given the estimated impact of the COVID-19 Pandemic, and $0.2 million was due to an increase in professional fees in connection with costs of being public, offset by an adjustment of $0.8 million related to the new lease standard implementation in this fiscal year. Our general and administrative expenses as a percentage of revenue decreased to 20% from 23% between the three months ended March 31, 2020 and the three months ended March 31, 2019.

Research and Development

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Research and development	10,100	5,074	5,026	99.1
Percentage of total revenues	27.8%	23.8%

Research and development expenses for the three months ended March 31, 2020 increased by $5.0 million or 99% compared to the three months ended March 31, 2019. Included in research and development expense for the three months ended March 31, 2020 is $1.4 million of stock-based compensation expense compared to $0.4 million for the three months ended March 31, 2019. The overall increase was due primarily to additional salary and employee-related costs due to increased headcount in our research and development teams, $2.5 million of which arose from salaries and benefits of employees of companies acquired in the fiscal year as well as a $1.0 million increase in stock-based compensation and related benefits. Our research and development costs as a percentage of revenue increased from 24% to 28% from the three months ended March 31, 2019 to the three months ended March 31, 2020.

Sales and Marketing

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Sales and marketing	15,239	11,362	3,877	34.1
Percentage of total revenues	42.0%	53.4%

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Sales and marketing expenses for the three months ended March 31, 2020 increased by $3.9 million or 34% as compared to the three months ended March 31, 2019. Included in sales and marketing expense for the three months ended March 31, 2020 is $0.5 million of stock-based compensation expense compared to $0.9 for the three months ended March 31, 2019. The increase was mainly due to added personnel tied to our continued growth in revenue. Approximately $2.0 million of the additional expenses related to salaries and other employee costs, including incremental employee costs pursuant to our recent acquisitions of Chronogolf, iKentoo, Kounta, and Gastrofix. An additional $1.9 million in costs were incurred for the increase of conferences and training for our marketing teams, and advertising, acquisition and growth spend including payments made to our distribution partners as reseller commissions. Sales and marketing costs as a percentage of revenue decreased from 53% to 42% from the three months ended March 31, 2019 to the three months ended March 31, 2020.

Depreciation

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Depreciation of property and equipment	550	415	135	32.5
Depreciation of right-of-use assets	821	—	821	100
	1,371	415	956	230.4
Percentage of total revenues	3.8%	1.9%

Depreciation of property and equipment expenses for the three months ended March 31, 2020 increased by $0.1 million as compared to the three months ended March 31, 2019. The marginal increase in the depreciation expense resulted from additions to property and equipment made throughout Fiscal 2020. The depreciation of right-of-use assets of $0.8 million represents the depreciation of leases that were capitalized as a result of the adoption of IFRS 16.

Foreign Exchange Loss (Gain)

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Foreign exchange loss (gain)	(300)	637	(937)	(147.1)
Percentage of total revenues	(0.8)%	3.0%

Foreign exchange gain for the three months ended March 31, 2020 was $0.3 million as compared to the foreign exchange loss for the three months ended March 31, 2019 of $0.6 million. This was due to the strengthening of the Canadian dollar given that subsequent to our initial public offering, a significant portion of the Company’s cash was held in Canadian dollars before being converted into U.S. dollars. Items included in our results are measured in the functional currency of the Company (U.S. dollars), and foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.

Acquisition-related Compensation

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Acquisition-related compensation	5,138	188	4,950	2,633.0
Percentage of total revenues	14.2%	0.9%

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Acquisition-related compensation expenses for the three months ended March 31, 2020 increased by $5.0 million as compared to the three months ended March 31, 2019. The increase was due to our acquisitions of Chronogolf in May 2019, iKentoo in July 2019, Kounta in November 2019 and Gastrofix in January 2020. We issued contingent cash and equity instruments, some of which were tied to ongoing employment obligations in connection with these acquisitions. The contingent amounts that were not included in the total purchase consideration were treated as an acquisition-related compensation expense for post combination services to be received over a one to two-year period starting on the date of acquisition.

Amortization of Intangible Assets

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Amortization of intangible assets	4,260	649	3,611	556.4
Percentage of total revenues	11.7%	3.0%

Amortization of intangible assets for the three months ended March 31, 2020 increased by $3.6 million as compared to the three months ended March 31, 2019. The increase in amortization relates to intangibles acquired through the Chronogolf, iKentoo, Kounta and Gastrofix acquisitions during Fiscal 2020 of $4.1 million, which was offset by a decrease in amortization from intangibles that were fully amortized during Fiscal 2019 of $0.5 million.

Other Income (Expense)

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Fair value loss on Redeemable Preferred Shares	—	(132,135)	132,135	100
Interest income net of interest expense	(226)	81	(307)	(379)
Total other income (expense)	(226)	(132,054)
Percentage of total revenues	(0.6)%	(620.4)%

Other income (expense) includes losses on the Redeemable Preferred Shares that are measured at fair value, and interest income net of interest expense.

Fair value loss on Redeemable Preferred Shares for the three months ended March 31, 2020 decreased to $0 from $132 million in the three months ended March 31, 2019. Upon the Company’s initial public offering in March 2019, all the Redeemable Preferred Shares converted to Common Shares and as a result, there will be no further impact on our results of operations from these shares.

Interest expense relates to the interest arising from the loan draw-down made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on the lease liabilities and acquisition-related compensation offset by interest income earned in the period on cash and cash equivalents.

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Income Taxes

	Three months ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Income tax expense (recovery)
Current	(46)	64	(110)	(171.9)
Deferred	(2,065)	(44,837)	42,772	95.4
Total income tax expense (recovery)	(2,111)	(44,773)	42,662	95.3
Percentage of total revenues
Current	(0.1)%	0.3%
Deferred	(5.7)%	(210.7)%
Total costs of revenues	(5.8)%	(210.4)%

Deferred income tax recovery for the three months ended March 31, 2020 decreased by $42.8 million or 95% as compared to the three months ended March 31, 2019. The decrease was primarily due to the reversal of the balance of the Part VI.I tax that occurred in Fiscal 2019 given the conversion of the Redeemable Preferred Shares upon the initial public offering.

Results of Operations for the Fiscal Years Ended March 31, 2020, and 2019

Revenues

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Revenues
Software and payments	106,871	68,489	38,382	56.0
Hardware and other	13,766	8,962	4,804	53.6
Total revenues	120,637	77,451	43,186	55.8
Percentage of total revenues
Software and payments	88.6%	88.4%
Hardware and other	11.4%	11.6%
Total	100%	100%

Software and Payments Revenue

Software and payments revenue for Fiscal 2020 increased by $38.4 million or 56% as compared to Fiscal 2019. The increase was primarily due to growth in our subscription customer base including customers from the acquisitions of iKentoo, Kounta as well as Gastrofix which combined accounted for $8.7 million of software and payments revenue for the year ended March 31, 2020. Also contributing to the increase were higher payments revenue from continued adoption of Lightspeed Payments and payment referral fees earned through our partners. The number of new Customer Locations using our platforms increased from approximately 49,000 Customer Locations as at March 31, 2019, to approximately 76,500 Customer Locations as at March 31, 2020. Additionally, the GTV processed through our platforms grew from $14.5 billion in Fiscal 2019 to $22.3 billion in Fiscal 2020 evidencing the increased use of our platform.

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Hardware and Other Revenue

Hardware and other revenue for Fiscal 2020 increased by $4.8 million or 54% as compared to Fiscal 2019 primarily due to the increase in sales of our hardware to new customers during the period, the revenue contribution of iKentoo, Kounta and Gastrofix in the fiscal year, as well as the contribution of some one-time revenue from certain strategic partnerships.

Direct Cost of Revenues

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Direct cost of revenues
Software and payments	31,982	15,752	16,230	103.0
Hardware and other	11,217	7,821	3,396	43.4
Total costs of revenues	43,199	23,573	19,626	83.3
Percentage of total revenues
Software and payments	29.9%	23.0%
Hardware and other	81.5%	87.3%
Total	35.8%	30.4%

Direct Cost of Software and Payments Revenue

Direct cost of revenues for software and payments revenue for Fiscal 2020 increased by $16.2 million or 103% as compared to Fiscal 2019. The increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platforms, an increase in our Lightspeed Payments customers which carry higher direct costs than our subscription business, a $5.6 million increase in support costs over the prior year and a $1.6 million increase in infrastructure costs to support a larger customer base. As a result of the above, direct cost of software and payments revenue as a percentage of revenue increased from 23% to 30% from Fiscal 2019 to Fiscal 2020.

Direct Cost of Hardware and Other Revenue

Direct cost of hardware and other revenue for Fiscal 2020 increased by $3.4 million or 43% as compared to Fiscal 2019. The increase was primarily due to an increase in hardware sold as we expanded our customer base, although the decrease as a percentage of revenue was a result of the contribution of some one-time revenue from certain strategic partnerships.

Gross Profit

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Gross profit	77,438	53,878	23,560	43.7
Percentage of total revenues	64.2%	69.6%

Gross profit for Fiscal 2020 increased by $23.6 million compared to Fiscal 2019. The increase was primarily due to growth in our software and payments revenue as a result of increased Customer Locations using our platform and increased GTV processed through our platforms. Increased adoption of Lightspeed Payments reduced gross profit as a percentage of revenue.

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Operating Expenses

General and Administrative

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
General and administrative	24,486	13,790	10,696	77.6
Percentage of total revenues	20.3%	17.8%

General and administrative expenses for Fiscal 2020 increased by $10.7 million, or 78%, as compared to Fiscal 2019. Included in general and administrative expense for Fiscal 2020 was $3.2 million of stock-based compensation expense compared to $1.0 million in Fiscal 2019. The overall increase was due to $2.2 million in higher stock-based compensation and related payroll tax costs as compared to the prior year, and $2.6 million related to an increase in professional fees incurred as a result of acquisitions made in Fiscal 2020, fees related to our secondary offering and bought deal, as well as certain professional costs related to being a public company. In addition, an increase of $0.9 million was due to the increase in the provision for bad debt incorporating the estimated impact of the COVID-19 Pandemic. The remainder of the increase of $7.6 million was due to higher salary costs and other employee related costs such as software licenses as we continued to scale our back-office operations with additional headcount in our finance, human resources, information technology, and internal systems departments. These increased costs were offset by an adjustment of $2.6 million related to the new lease standard implementation in this fiscal year. As a result of the above, our general and administrative expenses as a percentage of revenue increased to 20% from 18% between Fiscal 2020 and Fiscal 2019.

Research and Development

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Research and development	31,812	18,283	13,529	74.0
Percentage of total revenues	26.4%	23.6%

Research and development expenses for Fiscal 2020 increased by $13.5 million, or 74%, as compared to Fiscal 2019. Included in research and development costs for Fiscal 2020 were $3.1 million of stock-based compensation expense and $0.2 million in Fiscal 2019. The overall increase was due primarily to additional salary and other employee costs resulting from increased headcount in our research and development teams including a $2.9 million increase in stock-based compensation and related payroll taxes as well as $5.4 million of incremental expenses assumed as part of our acquisitions of Chronogolf, iKentoo, Kounta and Gastrofix. Our research and development costs as a percentage of revenue increased to 26% in Fiscal 2020 from approximately 24% in Fiscal 2019.

Sales and Marketing

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Sales and marketing	55,388	39,043	16,345	41.9
Percentage of total revenues	45.9%	50.4%

(19)

Sales and marketing expenses for Fiscal 2020 increased by $16.3 million or 42% as compared to Fiscal 2019. Included in sales and marketing expense for Fiscal 2020 was $2.9 million of stock-based compensation expense and $1.6 million in Fiscal 2019. The overall increase was primarily due to the addition of personnel to facilitate our growth with approximately $9.1 million of the additional expenses related to salaries and other employee costs, $1.3 million of which related to stock-based compensation and related benefits and $5.4 million of which related to incremental employee expenses pursuant to our recent acquisitions of Chronogolf, iKentoo, Kounta and Gastrofix. An additional $7.2 million in costs were incurred for other growth focused investments in sales and marketing specifically in advertising, acquisition and growth spend including payments made to our distribution partners as reseller commissions. As a result of the scaling and efficiencies realized as our customer base continued to expand, our sales and marketing expenses as a percentage of revenue decreased from 50% to 46% from Fiscal 2019 to Fiscal

2020.

Depreciation

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Depreciation of property and equipment	1,749	1,389	360	25.9
Depreciation of right-of-use assets	2,492	—	2,492	100
	4,241	1,389	2,852	205.3
Percentage of total revenues	3.5%	1.8%

Depreciation of property and equipment expenses for Fiscal 2020 increased by $0.4 million, or 26% as compared to Fiscal 2019. The increase in the depreciation expense results from additions to property and equipment made throughout Fiscal 2019. The depreciation of right-of-use assets represents the depreciation of leases that were capitalized as a result of the adoption of IFRS

16.

Foreign Exchange Loss (Gain)

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Foreign exchange loss (gain)	(395)	987	(1,382)	(140.0)
Percentage of total revenues	(0.3)%	1.3%

Foreign exchange gain for Fiscal 2020 was $0.4 million as compared to a loss of $1.0 million for Fiscal 2019. This was due to the strengthening of the Canadian dollar given that subsequent to our initial public offering, a significant portion of the Company’s cash was held in Canadian dollars before being converted into U.S. dollars. Items included in our results are measured in the functional currency, which is the U.S. dollar, and foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions or when items are re-measured with resulting gains and losses subsequently recognized.

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Acquisition-related Compensation

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Acquisition-related compensation	11,087	454	10,633	2,342.1
Percentage of total revenues	9.2%	0.6%

Acquisition-related compensation expenses for Fiscal 2020 increased by $10.6 million or 2,342% as compared to Fiscal 2019. The increase was due to our acquisitions of Chronogolf in May 2019, iKentoo in July 2019, Kounta in November 2019 and Gastrofix in January 2020. We issued contingent cash and equity instruments, some of which were tied to ongoing employment obligations in connection with these acquisitions. The contingent amounts that were not included in the total purchase consideration were treated as an acquisition-related compensation expense for post combination services to be received over a one to two-year period starting on the date of acquisition.

Amortization of Intangible Assets

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Acquisition-related compensation	9,226	3,148	6,078	193.1
Percentage of total revenues	7.6%	4.1%

Amortization of intangible assets for Fiscal 2020 decreased by $6.1 million or 193% as compared to Fiscal 2019. The increase in amortization relates to intangibles acquired through the Chronogolf, iKentoo, Kounta and Gastrofix acquisitions of $7.9 million during Fiscal 2020 which was offset by a decrease in amortization from intangibles that were fully amortized during Fiscal 2019 and Q1 of Fiscal 2020 of $1.9 million.

Other income (Expense)

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Fair value loss on Redeemable Preferred Shares	—	(191,219)	191,219	100
Interest income net of interest expense	1,766	181	1,585	876
Total other income (expense)	1,766	(191,038)
Percentage of total revenues	1.5%	(246.7)%

Fair value loss on Redeemable Preferred Shares for Fiscal 2020 decreased to $0 from $191.2 million in Fiscal 2019. Upon the Company’s initial public offering in March 2019, all the Redeemable Preferred Shares converted to Common Shares and as a result, there will be no further impact on our results of operations from these shares.

Interest expense relates to the interest arising from the loan draw-down made in connection with the acquisition of Gastrofix in January 2020, as well as interest expense on the lease liability and acquisition-related compensation offset by interest income earned in the period on cash and cash equivalents.

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Income Taxes

	Fiscal year ended March 31,
(In thousands of US dollars,
except percentages)	2020	2019	Change	Change
	$	$	$	%
Income tax expense (recovery)
Current	49	59	(10)	(16.9)
Deferred	(3,159)	(30,788)	27,629	(89.7)
Total income tax expense (recovery)	(3,110)	(30,729)	27,619	(89.9)
Percentage of total revenues
Current	0.0%	0.1%
Deferred	(2.6)%	(39.8)%
Total	(2.6)%	(39.7)%

Deferred income tax expense (recovery) for Fiscal 2020 decreased by $27.6 million or 90% as compared to Fiscal 2019. The decrease was primarily due to the reversal of the balance of the Part VI.I tax that occurred in Fiscal 2019 given the conversion of the Redeemable Preferred Shares upon the initial public offering.

Selected Annual Information

	Fiscal year ended March 31,
(In thousands of US dollars	2020	2019	2018
	$	$	$
Total revenues	120,637	77,451	57,079
Net loss	(53,531)	(183,525)	(96,179)
Loss per share – basic and diluted	(0.62)	(5.53)	(3.30)
Total assets	478,428	255,811	64,025
Total long-term liabilities	63,481	10,510	295,278

See “Results of Operations” in this MD&A for a more detailed discussion of the year-over-year changes in revenues and net loss.

Total Assets

Fiscal 2020 Compared to Fiscal 2019

Total assets increased $222.6 million or 87% from Fiscal 2019 to Fiscal 2020, with cash accounting for $3.3 million of the increase, trade receivables accounting for $2.5 million of the increase, inventory and other current assets accounting for $5.9 million of the increase, goodwill of $124.1 million and $60.2 million of intangibles net of amortization and exchange differences from the acquisitions of Chronogolf, iKentoo, Kounta and Gastrofix accounting for $184.3 million of the increase, lease assets accounting for $16.0 million of the increase, property and equipment accounting for $2.6 million of the increase, and restricted cash and other long-term assets accounting for $8.3 million of the increase. The proceeds from our February 2020 bought deal net of issuance costs accounted for the increase in cash.

Fiscal 2019 Compared to Fiscal 2018

Total assets increased $191.8 million or 300% from Fiscal 2018 to Fiscal 2019, with cash accounting for $183.1 million of the increase, trade receivables accounting for $1.3 million of the increase, commission assets accounting for $6.7 million of the increase, goodwill from the ReUp acquisition accounting for $2.0 million of the increase, property and equipment accounting for $0.6 million of the increase, offset by a decrease in prepaid expenses of $0.3 million and a decrease in intangible assets of $1.5 million due to amortization. The proceeds from our Initial Public Offering net of issuance costs accounted for the increase in cash.

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Total Long-Term Liabilities

Fiscal 2020 Compared to Fiscal 2019

Total long-term liabilities increased $53.0 million or 504% from Fiscal 2019 to Fiscal 2020. The main drivers of the increase were the recognition of the lease liability of $13.5 million due to the adoption of the new lease standard and the $29.7 million of the acquisition facility drawn in full, net of issuance costs, in January 2020, in connection with the acquisition of Gastrofix. In addition, there was a $6.4 million increase in other long-term liabilities related to acquisition-related compensation accrued in line with continuing employment obligations in connection with the acquisitions made during the year. These contingent amounts were not included in the total purchase consideration, but rather were treated as an acquisition-related compensation expense for post-combination services. In addition, the deferred tax liability increased by $5.9 million. This was offset partially by a $2.6 million reduction in the long-term portion of the Company’s deferred revenue. The decrease of deferred revenue was due to the shorter durations of our contracts in general, which increased the short-term portion of deferred revenue and decreased the long-term portion of deferred revenue versus Fiscal 2019.

Fiscal 2019 Compared to Fiscal 2018

Total long-term liabilities decreased $284.8 million or 96.4% from Fiscal 2018 to Fiscal 2019. The main drivers of the decrease was the conversion of the Redeemable Preferred Shares which had a carrying value of $250.9 million at the end of Fiscal 2018 into Common Shares, the decrease in deferred tax liabilities of $30.2 million and the decrease in long-term portion of deferred revenue of $3.8 million. The decrease in deferred tax liabilities is due to the reversal of the balance of the Part VI.I tax given the conversion of the Redeemable Preferred Shares upon our Initial Public Offering. The decrease of deferred revenue was due to the shorter durations of our contracts in general which increased the short-term portion of deferred revenue and decreased the long-term portion of deferred revenue versus Fiscal 2018.

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Quarterly Results of Operations

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters ended March 31, 2020. This data should be read in conjunction with our audited annual consolidated financial statements and the notes related thereto. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

				Three months ended
(In thousands of US dollars,	Jun. 30,	Sep. 30,	Dec. 31,	Mar. 31,	Jun. 30,	Sept. 30,	Dec. 31,	Mar. 31,
except per share data)	2018	2018	2018	2019	2019	2019	2019	2020
	$	$	$	$	$	$	$	$
Revenues	17,471	18,598	20,097	21,285	24,065	28,026	32,275	36,271
Direct cost of revenues	5,390	5,251	5,970	6,962	8,366	9,522	11,716	13,595
Gross profit	12,081	13,347	14,127	14,323	15,699	18,504	20,559	22,676
Operating expenses
General and administrative	2,644	2,910	3,443	4,793	4,411	5,527	7,198	7,350
Research and development	4,184	4,024	5,001	5,074	6,303	7,339	8,070	10,100
Sales and marketing	8,647	9,039	9,995	11,362	13,040	12,060	15,049	15,239
Depreciation of property and equipment	272	324	378	415	390	423	386	550
Depreciation of right-of-use assets	—	—	—	—	414	609	648	821
Foreign exchange loss (gain)	119	(9)	240	637	(330)	(80)	315	(300)
Acquisition-related compensation	—	108	158	188	707	2,055	3,187	5,138
Amortization of intangible assets	980	875	644	649	1,012	1,800	2,154	4,260
Total operating expenses	16,846	17,271	19,859	23,118	25,947	29,733	37,007	43,158
Operating loss	(4,765)	(3,924)	(5,732)	(8,795)	(10,248)	(11,229)	(16,448)	(20,482)
Fair value loss on Redeemable Preferred Shares	(2,952)	(3,643)	(52,489)	(132,135)	—	—	—	—
Interest income (expense)	58	33	9	81	1,019	690	283	(226)
Loss before income taxes	(7,659)	(7,534)	(58,212)	(140,849)	(9,229)	(10,539)	(16,165)	(20,708)
Income tax expense (recovery)
Current	(5)	—	—	64	20	19	56	(46)
Deferred	471	662	12,916	(44,837)	(152)	(483)	(459)	(2,065)
Total income tax expense (recovery)	466	662	12,916	(44,773)	(132)	(464)	(403)	(2,111)
Net loss	(8,125)	(8,196)	(71,128)	(96,076)	(9,097)	(10,075)	(15,762)	(18,597)
Loss per share – Basic and diluted	(0.28)	(0.27)	(2.37)	(2.21)	(0.11)	(0.12)	(0.18)	(0.21)

Revenues

The increase in total revenue was due to increases in subscription revenue including the increased adoption of our add-ons including Lightspeed Payments and payment referral fees as well as additional hardware sales. The number of Customer Locations using our platform and the GTV processed through our platforms have both exhibited increases over the cumulative period evidencing their increased usage and adoption.

Direct Cost of Revenues

Our total quarterly costs of revenue increased sequentially for all periods presented except for the quarter ended September 30, 2018. The aggregate increase was primarily due to increased costs associated with supporting a greater number of Customer Locations utilizing our platform.

Gross Profit

Our total quarterly gross profit increased sequentially for all periods presented due primarily to increased sales to existing and new customers.

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Operating Expenses

Total operating expenses generally increased sequentially for each period presented. The aggregate increase was primarily due to the additional resources such as headcount required to support our expanding base of Customer Locations as well as higher sales and marketing expenses required to attract additional customers to our platform.

Liquidity and Capital Resources

Overview

The general objectives of our capital management strategy reside in the preservation of our capacity to continue operating, in providing benefits to our stakeholders and in providing an adequate return on investment to our shareholders by selling our services at a price commensurate with the level of operating risk assumed by us.

We thus determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

Working Capital

Our primary source of cash flow is from capital raises totaling $417 million since Fiscal 2016. Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they become due. We do so by monitoring cash flow and performing budget-to-actual analysis on a regular basis. In addition to the cash balances, we have a $25 million credit facility available to be drawn to meet ongoing working capital requirements. We drew down $30.0 million from our acquisition facility in January 2020 in connection with the purchase of Gastrofix. Our principal cash requirements are for working capital and acquisitions we may execute. Working capital surplus as at March 31, 2020 was $162.4 million. Excluding the short-term portion of deferred revenue of $36.6 million, our working capital as at March 31, 2020 is $199.0 million. Given our existing cash and credit facilities, along with proceeds obtained from our bought deal in February 2020, we believe there is sufficient liquidity to meet our current and short-term financial obligations.

Credit Facility

In April 2019, we entered into new credit facilities with Canadian Imperial Bank of Commerce, including a $25 million demand revolving operating credit facility and a $30 million stand-by acquisition term loan. The new credit facilities replaced our previous $15 million working capital line of credit provided by Silicon Valley Bank. We drew down the full acquisition term loan to help finance the acquisition of Gastrofix in January 2020.

Base Shelf Prospectus

On July 29, 2019, we announced the filing of a preliminary short form base shelf prospectus with securities regulatory authorities in each of the provinces and territories of Canada to allow us and certain of our security holders to qualify the distribution by way of prospectus in Canada of up to C$500 million of subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective. Subsequently, on February 6, 2020, we announced that we had filed an amended and restated short form base shelf prospectus to allow us to offer up to an aggregate of C$1 billion subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, during the 25-month period that the base shelf prospectus is effective.

Bought Deal Offering

On February 27, 2020, the Company completed a new issue and secondary offering on a bought deal basis of its subordinate voting shares through the issuance of new shares and a secondary sale of shares by certain shareholders. The bought deal offering consisted of an aggregate of 7,717,650 subordinate voting shares, including the exercise in full by the underwriters of their over-allotment option to purchase 1,006,650 additional subordinate voting shares. A total of 4,695,000 subordinate voting shares were issued from treasury for gross consideration of $130,933 for the Company, with share issuance costs for the Company amounting to $5,595. A total of 3,022,650 subordinate voting shares were sold by the selling shareholders for gross consideration of $84,295, with the underwriting fees relating to their shares being paid by the selling shareholders.

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Cash Flows

The following table presents cash and cash equivalents as at March 31, 2020, and 2019, and cash flows from operating, investing, and financing activities for Fiscal 2020 and Fiscal 2019:

	Fiscal year ended March 31,		Three months ended March 31,
(In thousands of US dollars)	2020	2019	2020	2019
	$	$	$	$
Cash and cash equivalents	210,969	207,703	210,969	207,703
Net cash provided by (used in)
Operating activities	(28,550)	(7,556)	(8,885)	(238)
Investing activities	(120,293)	(3,419)	(59,029)	(802)
Financing activities	153,532	194,919	153,741	194,623
Effect of foreign exchange on cash and cash equivalents	(1,423)	(892)	(1,520)	(752)
Net increase (decrease) in cash and cash equivalents	3,266	183,052	84,307	192,831

Cash Flows Used in Operating Activities

Cash flows used in operating activities for Fiscal 2020 were $28.6 million compared to $7.6 million for Fiscal 2019. Excluding transaction costs of $4.7 million, payroll taxes relates to stock-based compensation of $1.4 and payment of deferred acquisition compensation expense of $1.7 million, cash flows used in operating activities were $20.7 million in Fiscal 2020. Cash flows used for operations were lower in Fiscal 2020 due primarily to $13.7 million less cash generated from working capital than in the prior year as we shifted to accepting more monthly payment plans with our customers as compared to annual fees paid in advance.

Cash Flows Used in Investing Activities

Cash flows used in investing activities for Fiscal 2020 were $120.3 million compared to $3.4 million for Fiscal 2019. The increase in cash outflows for investing activities of $116.9 million was mainly due to the acquisitions of Chronogolf, iKentoo, Kounta and Gastrofix in Fiscal 2020 which accounted for $120.2 million of cash out in the year.

Cash Flows from Financing Activities

Cash flows from financing activities for Fiscal 2020 was $153.5 million compared to $194.9 million for Fiscal 2019. The decrease in cash inflows from financing activities of $41.4 million was due to the closing of our initial public offering on March 15, 2019 which yielded proceeds of $193.8 million net of issuance costs while the proceeds from our bought deal offering in Fiscal 2020 yielded proceeds of 125.4 million net of issuance costs. In addition, cash flows from financing activities include an increase of $30.0 million from the draw down of the acquisition facility in connection with the purchase of Gastrofix in January 2020.

Based upon our current cash balance and available financing, we believe that cash flows from operations, together with credit available under the credit facility, will be adequate to meet the Company’s future operating cash needs.

Recent Developments

On April 8, 2020, we provided a business update that we had seen positive momentum through most of the fourth quarter of Fiscal 2020 prior to feeling the impact of the global economic disruption caused by the COVID-19 Pandemic. We noted in this update that there was at the time uncertainty regarding the duration and magnitude of the COVID-19 Pandemic, but that the crisis was clearly impacting our retail and hospitality customers, including their GTV, overall demand for Lightspeed services and anticipated churn rates due to business closures. We also noted that despite the risks and uncertainties, we believed that we were well-positioned to help SMB retailers and restaurants move away from legacy on-premise systems to cloud-based, omni-channel solutions and that we would also continue to leverage our privileged position at the point of sale to seize upon the Lightspeed Payments opportunity. We also stated that we were well-capitalized as of March 31, 2020.

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As of the date hereof, there continues to be uncertainty regarding the duration and magnitude of the COVID-19 Pandemic. The current global crisis continues to impact Lightspeed’s retail and hospitality customers, including their GTV, overall demand for Lightspeed services, and anticipated churn rates due to business closures. As long as social distancing measures persist, we expect this to have a negative impact on Lightspeed’s business, financial condition and results of operations. In this context, Lightspeed has moved decisively to mitigate these negative impacts of the crisis through customer-focused initiatives, such as subscription discounts and deferred payment arrangements, and cost-containment measures. Despite being well capitalized, we moved swiftly to manage our costs in many ways once we began to feel the effects of COVID-19. We revisited our hiring plans, quickly recalibrated sales and marketing spending in line with new activity levels, renegotiated with vendors, and attacked all the other vectors of discretionary spending. We further pursued the various available government relief programs in the many markets we serve around the world. Our intention in doing all of this is to ensure we can preserve our best asset, our people, in a manner that leaves us confident in our bank account balance.

We have modeled scenarios that reflect various assumptions around the duration of COVID-19 and its impact on new business rates, GTV rates, and churn rates. Under each of these scenarios our intention is to the manage the business with a view to maintaining strength in our balance sheet to capitalize on the opportunities that we see ahead.

The extent of the future impact of the COVID-19 Pandemic on our business, financial condition and results of operations cannot currently be predicted. We are continually monitoring, assessing, and responding where possible, to the potential effects of the COVID-19 Pandemic. We expect that our financial results for the first quarter of Fiscal 2021 will be negatively impacted by the COVID-19 Pandemic, though we cannot currently estimate the overall severity or duration of any resulting adverse impact on our business, financial condition or results of operations, though the impact may be material. A material adverse effect on our employees, customers, vendors, partners and/or other stakeholders could have a material adverse effect on us.

Contractual Obligations

We have contractual obligations with a variety of expiration dates. The table below outlines our contractual obligations as at March 31, 2020:

	Payments due by period
(In thousands of US dollars)	< 1 Year	1 to 3 Years	4 to 5 Years	>5 Years	Total
Accounts payable and accrued liabilities	30,810	—	—	—	30,810
Other long-term liabilities	—	8,198	—	—	8,198
Lease obligations(1)	4,620	7,276	5,159	9,577	26,632
Total contractual obligations	35,430	15,474	5,159	9,577	65,640

(1)	Included in the lease obligations are short term leases and variable lease payments for our share of tenant operating expenses and taxes. Lease obligations relate mostly to our office space. The lease terms are between one and ten years. See note 15 to the consolidated financial statements for further details regarding leases.

Off-Balance Sheet Arrangements

We have not entered into off-balance sheet financing arrangements, other than low value and short-term leases included above under “Contractual Obligations”. From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Related Party Transactions

We have no related party transactions, other than those noted in our consolidated financial statements. The executive compensation expense for the top five key management personnel is as follows for Fiscal 2020 and Fiscal 2019:

	Fiscal year ended March 31,
(In thousands of US dollars)	2020	2019
	$	$
Short-term employee benefits and other benefits	1,389	1,892
Stock-based payments	2,812	1,288
Total compensation paid to key management personnel	4,201	3,180

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Financial Instruments and Other Instruments

Credit and Concentration Risk

Generally, the carrying amount in our consolidated statement of financial position exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Our credit risk is primarily attributable to our cash and cash equivalents and trade receivables. We do not require guarantees from our customers. Credit risk with respect to cash and cash equivalents is managed by maintaining balances only with high credit quality financial institutions.

Due to our diverse customer base, there is no particular concentration of credit risk related to our trade receivables. Moreover, balances for trade receivables are managed and analyzed on an ongoing basis to ensure expected credit losses are established and maintained at an appropriate amount.

We maintain a provision for impairment of a portion of trade receivables when collection becomes doubtful. We estimate anticipated losses from doubtful accounts based upon the expected collectability of all trade receivables, which estimate takes into account the number of days past due, collection history, identification of specific customer exposure and current economic trends. As a result of the increased collectability risk, including the estimated impact of the COVID-19 Pandemic, the Company increased its expected credit loss at the end of Fiscal 2020 by $1.2 million.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above. We do not hold any collateral as security.

Foreign Currency Exchange Risk

We are exposed to currency risk due to financial instruments denominated in foreign currencies. The following table provides a summary of our exposure to the Canadian dollar, the Euro, the British pound sterling, the Australian dollar and the Swiss Franc, expressed in thousands of U.S. dollars:

2020	CAD $	EUR $	GBP $	AUD $	CHF $	Total $
Cash and cash equivalents	16,992	14,073	379	569	685	32,698
Trade and other receivables	323	3,020	246	441	77	4,107
Accounts payable and accrued liabilities	(10,583)	(10,230)	(490)	(3,785)	(481)	(25,569)
Long-term debt	—	(7,408)	—	(702)	—	(8,110)
Lease liabilities	(10,523)	(4,399)	(347)	(781)	(721)	(16,771)
Net financial position exposure	(3,791)	(4,944)	(212)	(4,258)	(440)	(13,645)

We have not entered into arrangements to hedge our exposure to currency risk.

Interest Rate Risk

Interest rate risk is the risk that changes in interest rates will have a negative impact on earnings and cash flow. Certain of our cash earns interest. Our trade receivables, accounts payable and accrued liabilities and lease liabilities do not bear interest. Our exposure to interest rate risk is related to our acquisition facility. We are not exposed to material interest rate risk.

Share price risk

Stock-based compensation (social costs) are payroll taxes associated with stock-based compensation that we are subject to in various countries in which we operate. Social costs are accrued at each reporting period based on the number of vested stock options and awards outstanding, the exercise price, and our share price. Changes in the accrual are recognized in direct cost of revenues and operating expenses. An increase in share price will increase the accrued expense for social costs, and when the share price decreases, the accrued expense will become a reduction in social costs expense, all other things being equal, including the number of vested stock options and exercise price remaining constant. The impact on the accrual for social costs on outstanding stock-based payment awards of an increase or decrease in our share price of 10% would result in a change of $160 at March 31, 2020.

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Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We review these estimates on an ongoing basis based on management’s best knowledge of current events and actions that we may undertake in the future. Actual results could differ from these estimates. Areas requiring the most significant estimates and judgments are outlined below. Management has determined that we operate in a single operating and reportable segment.

IFRS 16 - Leases

In January 2016, the IASB released IFRS 16. The new standard, which represents a major revision of the way in which companies account for leases, sets out the principles that both parties to a contract, i.e. the customer (lessee) and the supplier (lessor), apply to provide relevant information about leases in a manner that faithfully represents those transactions. To meet this objective, a lessee is required to recognize assets and liabilities arising from a lease, following a single model, where previously leases were classified as either finance leases or operating leases.

On April 1, 2019, we adopted IFRS 16, and all related amendments, using the modified retrospective transition method, under which the cumulative effect of initial application, if any, is recognized in accumulated deficit at April 1, 2019. The new standard requires the recognition of right-of-use assets and lease liabilities on our balance sheet for operating leases, along with the net impact on transition recorded to accumulated deficit. There was no impact on our accumulated deficit upon adoption. We are required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

Our consolidated balance sheet as at March 31, 2020 reflects an increase in lease assets of $15,957 and an increase in lease liabilities of $16,847 as compared to our consolidated balance sheet as at March 31, 2019 as a result of adopting this standard. Our statement of operations for the three months and fiscal year ended March 31, 2020 reflects a reduction in rent expense of $954 and $2,894, an additional depreciation expense due to the right-of use assets of $821 and $2,492, and an increase in finance costs for effective interest expense on its lease liabilities of $246 and $852 respectively.

There is no impact to the overall changes in cash flows. However, operating cash flows are positively impacted, while financing cash flows is negatively impacted due primarily to the classification of principal payments on lease liabilities.

The comparative information for the prior period has not been restated and continues to be reported under IAS 17, Leases, and related interpretations. The primary change in accounting policies as a result of the application of IFRS 16 is explained below. Such a change is made in accordance with the transitional provisions of IFRS 16.

At inception of a contract, we assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, we assess whether:

–	The contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified.

–	We have the right to obtain substantially all the economic benefits from the use of the asset throughout the period of use; and

–	We have the right to direct the use of the asset. We have this right when we have the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

At inception or on reassessment of a contract that contains a lease component, we allocate the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

We recognize a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at of before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received prior to the commencement date. Any costs related to the removal and restoration of leasehold improvements, which meet the definition of fixed assets under IAS 16 Property Plant and Equipment are assessed under IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and are not within the scope of IFRS 16.

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The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, which is considered the appropriate useful life of these assets. In addition, the right-of-use asset is reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, to the extent necessary.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using an incremental borrowing rate if the rate implicit in the lease arrangement is not readily determinable.

Lease payments included in the measurement of the lease liability comprise fixed payments, including in-substance fixed payments and variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, lease term, or if we change our assessment of whether we will exercise an extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Lease incentives receivable are included in the initial measurement of the lease liability and right-of-use asset.

Short-term leases and leases of low-value assets

We elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. We recognize the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

On the statement of cash flows, lease payments related to short-term leases, low value assets and variable lease payments not included in lease liabilities are classified as cash outflows from operating activities on the cash flow statement whereas the remaining lease payments are classified as cash flows from financing activities.

Recoverability of Deferred Tax Assets and Current and Deferred Income Taxes and Tax Credits

Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. We establish provisions based on reasonable estimates for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

Deferred income tax assets are recognized for unused tax losses and deductible temporary differences to the extent it is probable that taxable income will be available against which the losses and deductible temporary differences can be utilized. Management’s judgment is required to determine the amount of deferred income tax assets that can be recognized, based upon the likely timing and the level of future taxable income together with future tax planning strategies.

Share-Based Payments

We measure the cost of equity-settled transactions with employees by reference to the fair value of the related instruments at the date at which they are granted. Estimating fair value for share-based payments requires determining the most appropriate valuation model for a grant, which depends on the terms and conditions of the grant. This also requires making assumptions and determining the most appropriate inputs to the valuation model including the expected life of the option, volatility and dividend yield.

Business Combinations and Impairment of Non-financial Assets

Business combinations are accounted for in accordance with the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. We develop the fair value internally by using appropriate valuation techniques, which are generally based on a forecast of the total expected future net discounted cash flows. These evaluations are linked closely to the assumptions made by management regarding the future performance of the related assets and the discount rate. Contingent consideration is measured at fair value using a discounted cash flow model.

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Our impairment test for goodwill is based on internal estimates of fair value less costs of disposal calculations and uses valuation models such as the discounted cash flows model. Key assumptions on which management has based its determination of fair value less costs of disposal include estimated growth rates, discount rates and tax rates. These estimates, including the methodology used, can have a material impact on the respective values and ultimately the amount of any goodwill impairment.

Whenever property and equipment and intangible assets are tested for impairment, the determination of the assets’ recoverable amount involves the use of estimates by management and can have a material impact on the respective values and ultimately the amount of any impairment.

Provisions

We have recorded provisions to cover cost exposures that could materialize in future periods. In determining the amount of the provisions, assumptions and estimates are made in relation to discount rates and the expected cost to settle such liabilities.

COVID-19 Pandemic

The uncertainties around COVID-19 required the use of judgments and estimates which resulted in no material impacts for the period ended March 31, 2020. The future impact of COVID-19 uncertainties could generate, in future reporting periods, a significant risk of material adjustment to the following: revenue recognition, estimated losses on revenue-generating contracts, goodwill and intangible impairment and other assets and liabilities.

Recently Issued Accounting Pronouncements Not Yet Adopted

From time to time, new accounting pronouncements are issued by the International Accounting Standards Board (“IASB”) or other standards-setting bodies, and are adopted as of the specified effective date.

Outstanding Share Information

Lightspeed is a publicly traded company listed on the Toronto Stock Exchange (TSX: LSPD). Our authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares and (iii) an unlimited number of preferred shares, issuable in series, of which 77,565,184 subordinate voting shares, 14,667,922 multiple voting shares and no preferred shares were issued and outstanding as of May 19, 2020.

As of May 19, 2020, there were 3,717,392 options outstanding under the Company’s Amended and Restated 2012 Stock Option Plan (of which 1,692,778 were vested as of such date), 162,516 options outstanding under the Company’s Amended and Restated 2016 Stock Option Plan (of which 162,516 were vested as of such date), 3,155,363 options outstanding under the Company’s Amended and Restated Omnibus Incentive Plan (of which 95,300 were vested as of such date) and 500,000 options outstanding which were issued in compliance with an allowance under the rules of the TSX as inducements for executive officers to enter into contracts of full-time employment with the Company (“Inducement Grants”) (of which none were vested as of such date). Each such option is or will become exercisable for one subordinate voting share.

As of May 19, 2020, there were no warrants outstanding.

As of May 19, 2020, there were 10,221 DSUs outstanding under the Company’s Amended and Restated Omnibus Incentive Plan. Each such DSU will, upon the holder thereof ceasing to be a director, executive officer, employee or consultant of the Company in accordance with the Amended and Restated Omnibus Incentive Plan, be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.

As of May 19, 2020, there were 112,892 RSUs outstanding under the Company’s Amended and Restated Omnibus Incentive Plan (of which none were vested as of such date) and 4,877 RSUs outstanding which were Inducement Grants (of which none were vested as of such date). Each such RSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.

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As of May 19, 2020, there were 84,326 PSUs outstanding under the Company’s Amended and Restated Omnibus Incentive Plan (of which none were vested as of such date). Each such PSU, upon vesting, may be settled at the discretion of the board through (a) the delivery of shares issued from treasury or purchased on the open market, (b) cash, or (c) a combination of cash and shares.

Disclosure

Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed with the securities regulatory authorities are recorded, processed, summarized and reported in a timely fashion. The disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in such reports is then accumulated and communicated to the Company’s management to ensure timely decisions regarding required disclosure. Management regularly reviews disclosure controls and procedures; however, they cannot provide an absolute level of assurance because of the inherent limitations in control systems to prevent or detect all misstatements due to error or fraud. The CEO and the CFO, along with Management, have evaluated and concluded that the Company’s disclosure controls and procedures were effective as at March 31, 2020.

Internal Controls over Financial Reporting

The Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Chief Executive Officer and Chief Financial Officer have been advised that the control framework the Chief Executive Officer and the Chief Financial Officer used to design the Company’s internal controls over financial reporting is recognized by the Committee of Sponsoring Organizations of the Treadway Commission.

The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, whether or not there were changes to its internal controls over financial reporting during the period ended March 31, 2020 that have materially affected, or are reasonably likely to materially affect the Company’s internal controls over financial reporting. No such changes were identified through their evaluation.

The Chief Executive Officer and Chief Financial Officer, together with management, have evaluated and concluded that, to the best of their knowledge, the Company’s internal controls over financial reporting were effective as at March 31, 2020.

Limitations of Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the reality judgments in decision- making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Limitation on Scope of Design

The scope of design of internal controls over financial reporting and disclosure controls and procedures excluded the controls, policies, and procedures of Kounta which was acquired on November 1, 2019, and Gastrofix which was acquired on January 7, 2020.

Kounta’s contribution to our Consolidated Statements of Loss and Comprehensive Loss for Fiscal 2020 was approximately 3% of total revenues and approximately 2% of total net loss. Additionally, as at March 31, 2020, Kounta’s current assets and current liabilities were approximately 0% and 2% of consolidated current assets and current liabilities, and its non-current assets and non- current liabilities were approximately 0% and 3% of consolidated non-current assets and non-current liabilities, respectively.

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Gastrofix’s contribution to our Consolidated Statements of Loss and Comprehensive Loss for Fiscal 2020 was approximately 3% of total revenues and approximately 1% of total net loss. Additionally, as at March 31, 2020, Gastrofix’s current assets and current liabilities were approximately 2% and 7% of consolidated current assets and current liabilities, and its non-current assets and non-current liabilities were approximately 0% and 10% of consolidated non-current assets and non-current liabilities, respectively.

The amounts recognized for the assets acquired and liabilities assumed at the date of acquisition are described in Note 5 of the audited consolidated financial statements for the fiscal year ended Fiscal 2020.

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